Exhibit 99.1
Media Relations Contacts
Lucas van Grinsven — Corporate Communications — +31 40 268 3949 — Veldhoven, the Netherlands
Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005 — Tempe, Arizona, USA
Franki D’Hoore — Investor Relations — +31 40 268 6494 — Veldhoven, the Netherlands
ASML announces 2008 Second Quarter Results
Immersion technology growth continues amid macro-economic pressure
VELDHOVEN, the Netherlands, July 16, 2008 — ASML Holding NV (ASML) today announces 2008 second quarter results according to US GAAP as follows:
•	Q2 2008 net sales of EUR 844 million versus Q1 2008 net sales of EUR 919 million (Q2 2007 net sales of EUR 930 million)

•	Q2 2008 net income of EUR 192 million or 22.7 percent of net sales — including a non-recurring tax benefit of approximately EUR 70 million — versus Q1 2008 net income of EUR 145 million or 15.8 percent of net sales (Q2 2007 net income of EUR 160 million or 17.1 percent of net sales).

•	Q2 2008 net bookings valued at EUR 632 million with 33 systems including 29 new and 4 used systems, leading to an order backlog valued at EUR 1,106 million as of June 29, 2008.
“Sales in the second quarter were solid thanks to the strength of our immersion portfolio, as we shipped 16 immersion systems, representing more than 60 percent of our system revenues,” said Eric Meurice, president and CEO of ASML. “Earlier this week we unveiled our new TWINSCANTM XT:1950i immersion lithography system — the latest addition to our proven XT:1900i and XT:1700i systems which have taken immersion lithography into the mainstream. With the XT:1950i we are increasing the performance of our current world leading system by 25 percent, thereby making immersion lithography increasingly affordable for 55 nanometer (nm) and 45 nm processes. Beyond immersion, we achieved breakthroughs in our extreme ultraviolet (EUV) program as the productivity of our EUV Alpha Demo Tool is reaching target and light source suppliers are confirming

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roadmaps enabling system performance well beyond 100 wafers per hour,” Meurice said.
Operations Update
In Q2 2008, ASML’s net sales of EUR 844 million included 31 new and 8 used systems, totaling net system sales of EUR 726 million, and net service and field options sales of EUR 118 million. Net system sales for Q1 2008 included the shipment of 43 new and 7 used machines, totaling EUR 820 million, and net service and field options sales of EUR 99 million.
The Q2 2008 average selling price (ASP) for a new system increased to EUR 21.7 million, compared with the Q1 2008 ASP for a new system of EUR 18.7 million, reflecting a continuing rise in ASP as a result of a richer product mix. The Q2 2008 ASP for all ASML systems sold was EUR 18.6 million, compared with the Q1 2008 ASP of EUR 16.4 million.
The second quarter marked another record average selling price due to the success of ASML’s immersion systems. By mid-2008, more than 100 ASML immersion systems are being used by 20 different customers. ASML immersion systems have imaged nearly 20 million wafers to date, resulting in hundreds of millions electronic devices powered by immersion-manufactured chips.
Q2 2008 net bookings totaled 33 systems valued at EUR 632 million, including a significant proportion of immersion systems in a total of 29 new systems with an average selling price for new systems of EUR 21.3 million.
ASML’s order backlog as of June 29, 2008 decreased slightly to EUR 1,106 million, totaling 59 systems with an average selling price of EUR 18.8 million. For comparison, ASML’s backlog as of March 30, 2008 was valued at EUR 1,167 million, totaling 65 systems with an average selling price of EUR 18.0 million.

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In Q2 2008, ASML generated a net income of EUR 192 million or EUR 0.45 per ordinary share as compared with a net income of EUR 145 million in Q1 2008 or EUR 0.34 per ordinary share.
ASML posted non-recurring tax income of approximately EUR 70 million, leading to a net tax benefit of EUR 34.7 million in the second quarter. This partly reflects concluding discussions with Dutch tax authorities regarding treatment of taxable income related to ASML’s patents. These concluded discussions will also result in a structurally lower effective corporate tax rate in coming years, decreasing to an estimated 20 percent on a normalized basis.
The company’s Q2 2008 gross margin was 40.0 percent, compared with the Q1 2008 gross margin of 40.6 percent.
Q2 2008 research and development (R&D) costs were EUR 130 million net of credits, compared with Q1 2008 R&D costs of EUR 128 million net of credits.
Selling, general and administrative (SG&A) costs were EUR 56 million in Q2 2008, compared with SG&A costs of EUR 57 million in Q1 2008.
Net cash from operations was EUR 130 million in Q2 2008. ASML ended Q2 2008 with EUR 1,361 million in cash and cash equivalents. ASML reiterates that it is committed to continue returning cash in excess of our strategic target level of cash and cash equivalents of between EUR 1.0 billion and EUR 1.5 billion.
Outlook
“As anticipated, our second quarter bookings increased to 33 systems, versus 26 in the first quarter, with a high average selling price of EUR 19.2 million. Although this level of orders is in line with our earlier expectation of a full year 2008 net sales decrease of about 10 percent versus 2007, the current macro-economic weakness may force our customers to focus only on technology transfers to immersion and delay capacity additions for non-leading edge processes. In that case, our 2008 net sales may potentially drop by as much as 20 percent versus 2007. Still, demand for our latest

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immersion technology remains robust, with 80 percent of third quarter system revenues expected to come from the XT:1900i. Following this trend, we expect immersion bookings in the third quarter to be similar to that of the second quarter, but cannot easily guide on the number of orders for non-leading edge systems.
“We expect the 2009 lithography business to be supported by several positive trends. The DRAM ramp-up of 55 nanometer, the healthy revenue growth at our foundry customers — in particular on leading edge processes — and the transition to double patterning lithography by flash memory leaders, will contribute to a positive development mid-term, although it is too early to forecast our 2009 business. Therefore, in order to adapt to the uncertain overall economy and to the strong euro impact, we have reduced SG&A costs versus Q1 2008 by around 10 percent and are controlling manufacturing costs by utilizing our system of flexible working hours. Furthermore, while maintaining our R&D investment level and our ability to meet short term demand pickup, we are executing a comprehensive efficiency program together with our supply base to provide the market with even more cost-effective solutions,” Meurice said.
The company expects to ship 37 systems in Q3 2008 with an average selling price of EUR 22.7 million for new systems and an average selling price for all systems of EUR 15.6 million. The company expects a gross margin in Q3 2008 of approximately 38 percent, R&D expenditures to be at EUR 130 million net of credits and SG&A costs to decrease to EUR 52 million.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,800 employees, serving chip manufacturers in more than 60 locations in 16 countries. For more information, visit our website: www.asml.com
IFRS Financial Reporting
ASML’s primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting standard generally accepted in the United States. Quarterly

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US GAAP statements of operations, statements of cash flows and balance sheets, and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com
In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of stock option plans and the accounting of income taxes. Quarterly IFRS statements of operations, statements of cash flows, balance sheets and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com
The consolidated balance sheets of ASML Holding N.V. as of June 29, 2008, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended June 29, 2008 as presented in this press release are unaudited.
Investor and Media Call
A conference call for investors and media will be hosted by CEO Eric Meurice and CFO Peter Wennink at 15:00 PM Central European Time / 09:00 AM Eastern U.S. time. Dial-in numbers are: in the Netherlands +31 20 531 5856 and the US +1 706 679 0473. To listen to the conference call, access is also available via www.asml.com
A presentation about 2008 second quarter results is available on www.asml.com
A video statement of CFO Peter Wennink is available on www.asml.com
A replay of the Investor and Media Call will be available on www.asml.com
Forward Looking Statements
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average sales price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to:

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economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

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